                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549

                                 --------------------

                                     SCHEDULE 13D
                      UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 --------------------

                            HORIZON GROUP PROPERTIES, INC.
                                   (Name of Issuer)

                       COMMON STOCK, PAR VALUE $0.01 PER SHARE
                            (Title of Class of Securities)

                                     44041U 10 2
                                    (CUSIP Number)

                                  MICHAEL W. RESCHKE
                                 77 WEST WACKER DRIVE
                                      SUITE 3900
                                  CHICAGO, IL 60601
                                    (312) 917-1500
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                   With a copy to:
                                WAYNE D. BOBERG, ESQ.
                                   WINSTON & STRAWN
                                 35 WEST WACKER DRIVE
                                  CHICAGO, IL 60601
                                   (312) 558-5600

                                    JUNE 15, 1998
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: / /

                                     SCHEDULE 13D

-----------------------------------
     CUSIP No.    44041U 10 2
-----------------------------------

--------------------------------------------------------------------------------
      1.   NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Michael W. Reschke

--------------------------------------------------------------------------------
      2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                        (b) /x/

--------------------------------------------------------------------------------
      3.   SEC USE ONLY

--------------------------------------------------------------------------------
      4.   SOURCE OF FUNDS

                OO

--------------------------------------------------------------------------------
      5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                  / /
           REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
      6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                United States of America

--------------------------------------------------------------------------------
       NUMBER OF SHARES BENEFICIALLY  7.   SOLE VOTING POWER - 8,206
         OWNED BY EACH PERSON WITH
                                      ------------------------------------------
                                      8.   SHARED VOTING POWER - 449,730

                                      ------------------------------------------
                                      9.   SOLE DISPOSITIVE POWER - 8,206

                                      ------------------------------------------
                                      10.  SHARED DISPOSITIVE POWER - 449,730

--------------------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     Individually beneficially owns 8,206 shares of Common Stock, par value $0.01 per share, of the Issuer ("Common Stock"). May be deemed to share beneficial ownership of: (i) 82,500 shares of Common Stock and 2,150
     Common Units of Horizon Group Properties, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock at any time (or, at the Issuer's election, cash of equivalent value), directly owned by Prime Group
     Limited Partnership, an Illinois limited partnership ("PGLP"); (ii)
     277,850 Common Units directly owned by Prime Financing Limited
     Partnership, an Illinois limited partnership ("PFLP");  (iii) 42,281
     Common Units directly owned by Prime Group II, L.P., an Illinois limited partnership ("PG-II"); (iv) 3,081 Common Units directly owned by Prime Group III, L.P., an Illinois limited partnership ("PG-III"); (v) 6,818 Common Units directly owned by Prime Group IV, L.P., an Illinois limited partnership ("PG-IV"); and (vi) 35,050 Common Units directly owned by
     Prime Group V, L.P., an Illinois limited partnership ("PG-V") by virtue of his position as managing general partner of PGLP and his ability to control PGLPI, Prime Finance, PFLP, PG-II, PG-III, PG-IV and PG-V.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
          / /
--------------------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     Individually beneficially owns 8,206 shares of Common Stock which constitute approximately 0.3% of the outstanding shares of Common Stock. May be deemed to share beneficial ownership of the approximately: (i) 82,500 shares of Common Stock and 2,150 Common Units directly owned by PGLP which, assuming exchange of the Common Units, constitute approximately 3.0% of the outstanding shares of Common Stock; (ii) 277,850 Common Units directly owned by PFLP which, assuming exchange of the Common Units, constitute approximately 10.0% of the outstanding shares of Common Stock; (iii) 42,281 Common Units directly owned by PG-II which, assuming exchange of the Common Units, constitute approximately 2.0% of the outstanding shares of Common Stock; (iv) 3,081 Common Units directly owned by PG-III which, assuming exchange of the Common Units, constitute approximately 0.1% of the outstanding shares of Common Stock; (v) 6,818 Common Units directly owned by PG-IV which, assuming exchange of the Common Units, constitute approximately 0.2% of the outstanding shares of Common Stock; and (vi) 35,050 Common Units directly owned by PG-V which, assuming exchange of the Common Units, constitute approximately 1.0% of the outstanding shares of Common Stock, by virtue of his position as managing general partner of PGLP and his ability to control PGLPI, Prime Finance, PFLP, PG-II, PG-III, PG-IV and PG-V.

--------------------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON - IN
--------------------------------------------------------------------------------

                                     SCHEDULE 13D

------------------------------
 CUSIP No.  44041U 10 2
------------------------------

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           PGLP, Inc.

--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /
                                                                        (b) /x/

--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

           Not Applicable

--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois, United States of America

--------------------------------------------------------------------------------
      NUMBER OF SHARES       7.   SOLE VOTING POWER - 0
 BENEFICIALLY OWNED BY EACH
         PERSON WITH         ---------------------------------------------------
                             8.   SHARED VOTING POWER - 87,230

                             ---------------------------------------------------
                             9.   SOLE DISPOSITIVE POWER - 0

                             ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER - 87,230

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          May be deemed to share beneficial ownership of: (i) 42,281 Common Units of Horizon Group Properties, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock, par value $0.01 per share, of the Issuer ("Common Stock") at any time (or, at the Issuer's election, cash of equivalent value), owned by Prime Group II, L.P., an Illinois limited partnership ("PG-II"); (ii) 3,081 Common Units owned by Prime Group III, L.P., an Illinois limited partnership ("PG-III"); (iii) 6,818 Common Units owned by Prime Group IV, L.P., an Illinois limited partnership ("PG-IV"); and (iv) 35,050 Common Units owned by Prime Group V, L.P., an Illinois limited partnership ("PG-V") by virtue of its position as managing general partner of each of PG-II, PG-III, PG-IV and PG-V.

--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   / /

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          May be deemed to share beneficial ownership of: (i) 42,281 Common Units owned by PG-II which, assuming exchange of the Common Units, constitute approximately 2.0% of the outstanding shares of Common Stock; (ii) 3,081 Common Units owned by PG-III which, assuming exchange of the Common Units, constitute approximately 0.1% of the outstanding shares of Common Stock; (iii) 6,818 Common Units owned by PG-IV which, assuming exchange of the Common Units, constitute approximately 0.2% of the outstanding shares of Common Stock; and (iv) 35,050 Common Units owned by PG-V which, assuming exchange of the Common Units, constitute approximately 1.0% of the outstanding shares of Common Stock by virtue of its position as managing general partner of each of PG-II, PG-III, PG-IV and PG-V.

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON - CO
--------------------------------------------------------------------------------

                                    SCHEDULE 13D

------------------------------
 CUSIP No.  44041U 10 2
------------------------------

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Prime Finance, Inc.

--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /
                                                                        (b) /x/

--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

           Not Applicable

--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois, United States of America

--------------------------------------------------------------------------------
      NUMBER OF SHARES       7.   SOLE VOTING POWER - 0
 BENEFICIALLY OWNED BY EACH
         PERSON WITH         ---------------------------------------------------
                             8.   SHARED VOTING POWER - 277,850

                             ---------------------------------------------------
                             9.   SOLE DISPOSITIVE POWER - 0

                             ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER - 277,850

--------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           May be deemed to share beneficial ownership of 277,850 Common Units of Horizon Group Properties, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock, par value $0.01 per share, of the Issuer, at any time (or, at the Issuer's election, cash of equivalent value), directly owned by Prime Financing Limited Partnership by virtue of its position as managing general partner of Prime Financing Limited Partnership.

--------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

--------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           May be deemed to share beneficial ownership of the approximate 10.0% equity interest in the Issuer directly owned by Prime Financing Limited Partnership, assuming exchange of the Common Units by virtue of its position as managing general partner of Prime Financing Limited Partnership.

--------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON - CO

--------------------------------------------------------------------------------

                                    SCHEDULE 13D

------------------------------
 CUSIP No.  44041U 10 2
------------------------------

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Prime Group Limited Partnership

--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /
                                                                        (b) /x/

--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

           00 and PF

--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois, United States of America

--------------------------------------------------------------------------------
      NUMBER OF SHARES       7.   SOLE VOTING POWER - 84,650
   BENEFICIALLY OWNED BY
     EACH PERSON WITH        ---------------------------------------------------
                             8.   SHARED VOTING POWER - 0

                             ---------------------------------------------------
                             9.   SOLE DISPOSITIVE POWER - 84,650

                             ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER - 0

--------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           82,500 shares of Common Stock of the Issuer, $0.01 par value per share ("Common Stock") and 2,150 Common Units of Horizon Group Properties, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock at any time or, at the Issuer's election, cash of equivalent value.

--------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

--------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 3.0% equity interest in the Issuer assuming exchange of the Common Units.

--------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON - PN

--------------------------------------------------------------------------------

                                    SCHEDULE 13D

------------------------------
 CUSIP No.  44041U 10 2
------------------------------

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Prime Financing Limited Partnership

--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /
                                                                        (b) /x/

--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

           00

--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois, United States of America

--------------------------------------------------------------------------------
      NUMBER OF SHARES       7.   SOLE VOTING POWER - 277,850
   BENEFICIALLY OWNED BY
      EACH PERSON WITH       ---------------------------------------------------
                             8.   SHARED VOTING POWER - 0

                             ---------------------------------------------------
                             9.   SOLE DISPOSITIVE POWER -277,850

                             ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER - 0

--------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           277,850 Common Units of Horizon Group Properties, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share ("Common Stock"), at any time or, at the Issuer's election, cash of equivalent value.

--------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

--------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 10.0% equity interest in the Issuer assuming exchange of the Common Units.

--------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON - PN

--------------------------------------------------------------------------------

                                    SCHEDULE 13D

------------------------------
 CUSIP No.  44041U 10 2
------------------------------

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Prime Group II, L.P.

--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /
                                                                        (b) /x/

--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

           00

--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois, United States of America

--------------------------------------------------------------------------------
      NUMBER OF SHARES       7.   SOLE VOTING POWER - 42,281
   BENEFICIALLY OWNED BY
      EACH PERSON WITH       ---------------------------------------------------
                             8.   SHARED VOTING POWER - 0

                             ---------------------------------------------------
                             9.   SOLE DISPOSITIVE POWER - 42,281

                             ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER - 0

--------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           42,281 Common Units of Horizon Group Properties, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share, at any time or, at the Issuer's election, cash of equivalent value.

--------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

--------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 2.0% equity interest in the Issuer assuming exchange of the Common Units.

--------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON - PN

--------------------------------------------------------------------------------

                                    SCHEDULE 13D

------------------------------
 CUSIP No.  44041U 10 2
------------------------------

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Prime Group III, L.P.

--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /
                                                                        (b) /x/

--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

           00

--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois, United States of America

--------------------------------------------------------------------------------
      NUMBER OF SHARES       7.   SOLE VOTING POWER - 3,081
    BENEFICIALLY OWNED BY
      EACH PERSON WITH       ---------------------------------------------------
                             8.   SHARED VOTING POWER - 0

                             ---------------------------------------------------
                             9.   SOLE DISPOSITIVE POWER - 3,081

                             ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER - 0

--------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           3,081 Common Units of Horizon Group Properties, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share, at any time or, at the Issuer's election, cash of equivalent value.

--------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

--------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 0.1% equity interest in the Issuer assuming exchange of the Common Units.

--------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON - PN

--------------------------------------------------------------------------------

                                    SCHEDULE 13D

------------------------------
 CUSIP No.  44041U 10 2
------------------------------

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Prime Group IV, L.P.

--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /
                                                                        (b) /x/

--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

           00

--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois, United States of America

--------------------------------------------------------------------------------
      NUMBER OF SHARES       7.   SOLE VOTING POWER - 6,818
    BENEFICIALLY OWNED BY
      EACH PERSON WITH       ---------------------------------------------------
                             8.   SHARED VOTING POWER - 0

                             ---------------------------------------------------
                             9.   SOLE DISPOSITIVE POWER - 6,818

                             ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER - 0

--------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           6,818 Common Units of Horizon Group Properties, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per shares at any time or, at the Issuer's election, cash of equivalent value.

--------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

--------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 0.2% equity interest in the Issuer assuming exchange of the Common Units.

--------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON - PN

--------------------------------------------------------------------------------

                                    SCHEDULE 13D

------------------------------
 CUSIP No.  44041U 10 2
------------------------------

--------------------------------------------------------------------------------
 1.   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Prime Group V, L.P.

--------------------------------------------------------------------------------
 2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a) / /
                                                                        (b) /x/

--------------------------------------------------------------------------------
 3.   SEC USE ONLY

--------------------------------------------------------------------------------
 4.   SOURCE OF FUNDS

           00

--------------------------------------------------------------------------------
 5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                       / /
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

--------------------------------------------------------------------------------
 6.   CITIZENSHIP OR PLACE OF ORGANIZATION

           Illinois, United States of America

--------------------------------------------------------------------------------
      NUMBER OF SHARES       7.   SOLE VOTING POWER - 35,050
    BENEFICIALLY OWNED BY
      EACH PERSON WITH       ---------------------------------------------------
                             8.   SHARED VOTING POWER - 0

                             ---------------------------------------------------
                             9.   SOLE DISPOSITIVE POWER - 35,050

                             ---------------------------------------------------
                             10.  SHARED DISPOSITIVE POWER - 0

--------------------------------------------------------------------------------
 11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           35,050 Common Units of Horizon Group Properties, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock of the Issuer, $0.01 par value per share, at any time or, at the Issuer's election, cash of equivalent value.

--------------------------------------------------------------------------------
 12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES / /

--------------------------------------------------------------------------------
 13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           Approximately 1.0% equity interest in the Issuer assuming exchange of the Common Units.

--------------------------------------------------------------------------------
 14.  TYPE OF REPORTING PERSON - PN

--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

          This Schedule 13D relates to shares of Common Stock, par value $0.01 per share ("Common Stock"), of Horizon Group Properties, Inc., a Maryland
corporation (the "Company").   The principal executive offices of the Company
are located at 5000 Hakes Drive, Norton Shores, Michigan  49441.

ITEM 2.   IDENTITY AND BACKGROUND.

          (a) and (f). This Schedule 13D is filed by each of Michael W. Reschke, an individual and a citizen of the United States of America ("Reschke"), PGLP, Inc., an Illinois corporation ("PGLPI"), Prime Finance, Inc., an Illinois corporation ("Prime Finance"), Prime Group Limited Partnership, an Illinois limited partnership ("PGLP"); Prime Financing Limited Partnership, an Illinois limited partnership ("PFLP"); Prime Group II, L.P., an Illinois limited partnership ("PG-II"); (iv) Prime Group III, L.P., an Illinois limited partnership ("PG-III"); Prime Group IV, L.P., an Illinois limited partnership ("PG-IV") and Prime Group V, L.P., an Illinois limited partnership ("PG-V").

          Reschke (i) is the managing general partner of PGLP; (ii) owns an approximate 50.75% equity interest in PGLPI, which is the managing general partner of each of PG-II, PG-III, PG-IV, and PG-V; and (iii) owns an approximate 50.75% equity interest in Prime International, Inc., which owns all of the issued and outstanding stock of Prime Finance, which is the managing general partner of PFLP.

          (b) (i) The business address of each of Reschke, PGLPI, Prime Finance, PGLP, PFLP, PG-II, PG-III, PG-IV, and PG-V is:

                 77 West Wacker Drive
                 Suite 3900
                 Chicago, Illinois 60601

                 (ii) Unless otherwise indicated in paragraph (c)(iii) of this Item 2, the business address of each person listed in paragraph (c)(iii) of this Item 2 is:

                 77 West Wacker Drive
                 Suite 3900
                 Chicago, Illinois 60601

          (c)(i) Reschke is the Chairman, President and Chief Executive Officer of The Prime Group Inc., an Illinois Corporation ("PGI"), the President and a member of the Board of Directors of PGLPI and Prime Finance and the Chairman of the Board of Trustees of Prime Group Realty Trust, a publicly traded real estate investment trust ("PGRT"). Reschke is also the Chairman of the Board of Directors of each of Prime Retail, Inc., a publicly traded real estate investment trust engaged in the ownership, development and management of factory outlet centers and Brookdale Living Communities, Inc., a publicly traded Delaware corporation involved in the ownership, development and operation of senior independent assisted living facilities and a member of the Board of Directors of the Company. The principal business of PGI is the ownership, development and management of, and investment in, directly or indirectly, real estate. The principal business of PGRT is the acquisition, development, finance, construction, leasing, marketing, renovation and property management of office and industrial properties.

          (ii) The principal business of each of PGLPI, Prime Finance, PGLP, PFLP, PG-II, PG-III, PG-IV, and PG-V is the ownership, development and management of, and investment in, directly or indirectly, real estate.

          (iii) The following table sets forth the name and the principal occupation or employment of each director and executive officer (except Reschke (see paragraph (c)(i) of this Item 2)) of PGLPI and Prime Finance:


 Name                           Present Principal Occupation or Employment
 ----                           ------------------------------------------
 Robert J. Rudnik (A)(B). . .   Executive Vice President/General Counsel and
                                Secretary of PGI and Prime Finance; Vice
                                President and Secretary of PGLPI; Executive
                                Vice President/General Counsel and Secretary
                                of Brookdale Living Communities, Inc.

 Gary J. Skoien . . . . . . .   President, Chief Executive Officer and
                                Chairman of the Company; Executive Vice
                                President of PGI; Vice President of PGLPI
                                and Prime Finance


 Name                           Present Principal Occupation or Employment
 ----                           ------------------------------------------
 Ray R. Grinvalds . . . . . .   Senior Vice President/Asset and Development
                                Management of PGI; Vice President and Treasurer
                                of PGLPI

 Warren H. John (B) . . . . .   Vice President of PGI; Vice President and
                                Assistant Secretary of PGLPI


 ---------------
 (A) Director of Prime Finance
 (B) Director of PGLPI

          All of the executive officers and directors of PGLPI and Prime Finance are citizens of the United States of America.

          (d) and (e) During the last five years, none of Reschke or any of the executive officers of PGLPI or Prime Finance (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of February 1, 1998, by and among the Company, Prime Retail, Inc., Horizon Group, Inc., Sky Merger Corp., Horizon Group Properties, L.P., and Horizon/Glen Outlet Centers Limited Partnership, among other things, the initial distribution (the "Distribution") was effected of the Common Stock and Common Units of Horizon Group Properties, L.P., a Delaware limited partnership ("Common Units"), which Common Units are exchangeable on a one for one basis for Common Stock (or, at the Company's election, cash of equivalent value). As a result of the Distribution, on June 15, 1998, Reschke and PGLP received shares of Common Stock and PGLP, PFLP, PG-II, PG-III, PG-IV, and PG-V received Common Units.

          In addition, on June 19, 1998, PGLP, of which Reschke is the managing general partner, purchased 70,000 shares of Common Stock in the open market at an average price of $6.00 per share.

ITEM 4.   PURPOSE OF TRANSACTION.

          Reschke and PGLP received shares of Common Stock and PGLP, PFLP, PG-II, PG-III, PG-IV, and PG-V received Common Units in the Distribution and intend to hold such securities for investment purposes. PGLP purchased the additional shares of Common Stock owned by it for investment purposes.

          None of Reschke, PGLPI, Prime Finance, PGLP, PFLP, PG-II, PG-III, PG-IV, or PG-V has any current plans or proposals which relate to or would result in the types of transactions set forth in paragraphs (a) through (j) of the instructions for this Item 4.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) Reschke beneficially owns 8,206 shares of Common Stock, which number of shares constitute approximately .5% of the total outstanding shares of Common Stock. PGLP beneficially owns 82,500 shares of Common Stock and 2,150 Common Units which, assuming exchange of the Common Units, constitute approximately 3.0% of the outstanding shares of Common Stock. PFLP beneficially owns 277,850 Common Units which, assuming exchange of the Common Units, constitute approximately 10.0% of the outstanding shares of Common Stock. PG-II beneficially owns 42,281 Common Units which, assuming exchange of the Common Units, constitute approximately 2.0% of the outstanding shares of Common Stock. PG-III beneficially owns 3,081 Common Units which, assuming exchange of the Common Units, constitute approximately 0.1% of the outstanding shares of Common Stock. PG-IV beneficially owns 6,818 Common Units which, assuming exchange of the Common Units, constitute approximately 0.2% of the outstanding shares of Common Stock. PG-V beneficially owns 35,050 Common Units which, assuming exchange of the Common Units, constitute approximately 1.0% of the outstanding shares of Common Stock.

          By virtue of his position as managing general partner of PGLP and his ability to control PGLPI, Prime Finance, PFLP, PG-II, PG-III, PG-IV and PG-V, Reschke may be deemed to share beneficial ownership of the 82,500 shares of Common Stock directly owned by PGLP and the 2,150, 277,850, 42,281, 3,081, 6,818, and 35,050 Common Units owned by PGLP, PFLP, PG-II, PG-III, PG-IV, and PG-V, respectively. PGLPI may be deemed to share beneficial ownership of the 42,281, 3,081, 6,818 and 35,050 Common Units directly owned by PG-II, PG-III, PG-IV and PG-V, respectively, because PGLPI is the managing general partner of each of PG-II, PG-III, PG-IV and PG-V. Prime Finance may be deemed to share beneficial ownership of the 277,850 Common Units directly owned by PFLP because Prime Finance is the managing general partner of PFLP.

          (b) Reschke has the sole power to direct the vote and disposition of 8,206 shares of Common Stock directly owned by Reschke. PGLP has the sole power to direct the vote and disposition of the 82,500 shares of Common Stock and 2,150 Common Units directly owned by PGLP. PFLP has the sole power to direct the vote and disposition of the 277,850 Common Units directly owned by PFLP. Each of PG-II, PG-III, PG-IV and PG-V has the sole power to direct the vote and disposition of the 42,281, 3,081, 6,818 and 35,050 Common Units directly owned by PG-II, PG-III, PG-IV and PG-V, respectively.

          By virtue of his position as managing general partner of PGLP and his ability to control PGLPI, Prime Finance, PFLP, PG-II, PG-III, PG-IV and PG-V, Reschke may be deemed to share the power to direct the vote and disposition of the 82,500 shares of Common Stock directly owned by PGLP and the 2,150, 277,850, 42,281, 3,081, 6,818, and 35,050 Common Units owned by
PGLP, PFLP, PG-II, PG-III, PG-IV, and PG-V, respectively. PGLPI may be deemed to share the power to direct the vote and disposition of the 42,281, 3,081, 6,818 and 35,050 Common Units directly owned by PG-II, PG-III, PG-IV and PG-V, respectively, because PGLPI is the managing general partner of each of PG-II, PG-III, PG-IV and PG-V. Prime Finance may be deemed to share the power to direct the vote and disposition of the 277,850 Common Units directly owned by PFLP because Prime Finance is the managing general partner of PFLP.

          (c)  Not applicable.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Pursuant to a Pledge and Security Agreement dated as of October 1, 1996 by and between PGLP and The Northern Trust Company, PGLP pledged 2,150 Common Units as security for the obligations of PGLP under a guaranty issued by PGLP with respect to a loan made by The Northern Trust Company to PGI.

          Pursuant to a Pledge and Security Agreement dated as of October 1, 1996 by and between PG-III and The Northern Trust Company, PG-III pledged 3,081 Common Units as security for the obligations of PG-III under a guaranty issued by PG-III with respect to loans made by the Northern Trust Company to PGI.

          Pursuant to a Pledge and Security Agreement dated as of March 22, 1994, as amended by and between PG-V and Lumbermens Mutual Casualty Company ("LMCC"), PG-V pledged 29,917 Common Units as security for the obligations of PG-V to LMCC under a guaranty issued by PG-V with respect to a loan made by LMCC to an affiliate of PG-V.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None.

                                      SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.



                                  /s/  Michael W. Reschke
                              ----------------------------------
                              Michael W. Reschke


                              Dated: June 25, 1998

                                     SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                              PGLP, INC.


                              By:     /s/  Michael W. Reschke
                              ----------------------------------
                              Name:     Michael W. Reschke
                              Title:    President


                              Dated: June 25, 1998

                                     SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                              PRIME FINANCE, INC.


                              By:     /s/  Michael W. Reschke
                              ----------------------------------
                              Name:     Michael W. Reschke
                              Title:    President


                              Dated: June 25, 1998

                                     SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                              PRIME GROUP LIMITED PARTNERSHIP

                              By:     /s/  Michael W. Reschke
                              ----------------------------------
                              Name:     Michael W. Reschke
                              Title:    Managing General Partner


                              Dated: June 25, 1998

                                     SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                         PRIME FINANCING LIMITED PARTNERSHIP
                         By: Prime Finance, Inc., its managing general partner


                         By:     /s/  Michael W. Reschke
                         ----------------------------------
                         Name:     Michael W. Reschke
                         Title:    President


                         Dated: June 25, 1998

                                     SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                              PRIME GROUP II, L.P.
                              By:  PGLP, Inc., its managing general partner


                              By:     /s/  Michael W. Reschke
                              ----------------------------------
                              Name:     Michael W. Reschke
                              Title:    President


                              Dated: June 25, 1998

                                     SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                              PRIME GROUP III, L.P.
                              By:  PGLP, Inc., its managing general partner


                              By:     /s/  Michael W. Reschke
                              ----------------------------------
                              Name:     Michael W. Reschke
                              Title:    President


                              Dated: June 25, 1998

                                     SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                              PRIME GROUP IV, L.P.
                              By:  PGLP, Inc., its managing general partner


                              By:     /s/  Michael W. Reschke
                              ----------------------------------
                              Name:     Michael W. Reschke
                              Title:    President


                              Dated: June 25, 1998

                                      SIGNATURE


          After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this
Schedule 13D is true, complete and correct.

                              PRIME GROUP V, L.P.
                              By:  PGLP, Inc., its managing general partner


                              By:     /s/  Michael W. Reschke
                              ----------------------------------
                              Name:     Michael W. Reschke
                              Title:    President


                              Dated: June 25, 1998